Registration No. 333-264388

Filed Pursuant to Rule 433

Dated November 30, 2023

Cross-Asset Solutions BMO Capital Markets

NEW ISSUE:
Bank of Montreal's Market Linked Notes
Linked to a Reference Asset

SEC File No. 333-264388 | November 30, 2023

These notes do not guarantee the return of your principal at maturity

NOTE INFORMATION

Issuer:	Bank of Montreal
Minimum Investment:	$1,000 (and $1,000 increments thereafter)
Issue:	CLN-20
CUSIP:	06375MKZ7

REFERENCE ASSET

The Bloomberg Commodity Index[SM] (Bloomberg symbol: BCOM)

DATES

Offering Period Closes:	December 20, 2023 (at 2 pm NY Time.)
Pricing Date:	On or about December 20, 2023
Settlement Date:	On or about December 22, 2023
Valuation Date:	On or about December 28, 2026
Maturity Date:	On or about December 31, 2026
Term:	Approximately 3 Years

TERMS

Upside Leverage Factor:	200.00%
Initial Level:	The closing level of the Reference Asset on the Pricing Date.
Final Level:	The closing level of the Reference Asset on the Valuation Date.
Payment at Maturity:	If the Final Level of the Reference Asset is greater than its Initial Level and the Percentage Change of the Reference Asset multiplied by the Upside Leverage Factor is greater than or equal to the Maximum Return, the payment at maturity for each $1,000 in principal amount of the notes will equal the Maximum Redemption Amount. If the Final Level of the Reference Asset is greater than its Initial Level and the Percentage Change of the Reference Asset multiplied by the Upside Leverage Factor is less than the Maximum Return, then the amount that investors will receive at maturity for each $1,000 in principal amount of the notes will equal: $1,000 + [$1,000 x (Percentage Change of the Reference Asset x Upside Leverage Factor)] If the Final Level of the Reference Asset is less than or equal to its Initial Level, then investors will, for each $1,000 in principal amount of the notes, receive the principal amount of $1,000 and no additional return.
Percentage Change:	The Percentage Change of the Reference Asset, expressed as a percentage, is calculated using the following formula: (Final Level – Initial Level) / Initial Level
Maximum Return:	30.00%
Maximum Redemption Amount:	The payment at maturity will not exceed the Maximum Redemption Amount of $1,300.00 per $1,000 in principal amount of the notes.

INVESTMENT OBJECTIVE

The objective of the notes is to provide clients the potential for capped leveraged participation in any upside performance of the Reference Asset. As such, the notes may be suitable for investors with a bullish view of the Reference Asset over the term of the notes. The performance of the notes may not be consistent with the investment objective.

Please see the following page for additional information about the terms included on this cover page, and how your investment may be impacted. Any capitalized term not defined herein shall have the meaning set forth in the preliminary pricing supplement to which the term sheet relates (see hyperlink below).

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This term sheet, which gives a brief summary of the terms of the notes, relates to, and should be read in conjunction with, the pricing supplement dated November 30, 2023, the Product Supplement dated July 7, 2023, the Prospectus Supplement dated May 26, 2022, and to the Prospectus dated May 26, 2022.

2 The notes will not be listed on any securities exchange. Although not obligated to do so, BMO Capital Markets Corp. (or one of its affiliates), plans to maintain a secondary market in the notes after the Settlement Date. Proceeds from a sale of notes prior to maturity may be less than the principal amount initially invested. Secondary Market: The risks summarized below are some of the most important factors to be considered prior to any purchase of the notes. Investors are urged to read all the risk factors related to the notes in the pricing supplement and the product supplement to which this term sheet relates. • Your return on the notes is limited to the Maximum Redemption Amount, regardless of any appreciation in the levels of the Reference Asset. • Your return on the notes may be lower than the return on a conventional debt security of comparable maturity. • The notes are unsecured debt obligations of the Issuer and your investment is subject to the credit risk of the Issuer. • Our and our affiliates’ activities may conflict with your interests and may also adversely affect the value of the notes. • Our initial estimated value of the notes will be lower than the price to public, does not represent any future value of the notes, and may also differ from the estimated value of any other party. • The terms of the notes are not determined by reference to the credit spreads for our conventional fixed - rate debt. • The inclusion of the hedging profits, if any, in the initial price to public of the notes, as well as our hedging costs, is likely to adversely affect the price at which you can sell your notes. • You will have no right to receive any futures contracts or commodities included in the Reference Asset at maturity. • Changes that affect the Reference Asset will affect the market value of the notes and the amount you will receive at maturity. Adjustments to the Reference Asset could adversely affect the notes. The sponsor of the Reference Asset may make adjustments, discontinue or suspend calculations or publication of the Reference Asset, or discontinue of suspend maintenance of the Reference Asset at any time. • We and our affiliates do not have any affiliation with the sponsor of the Reference Asset and are not responsible for their actions. • The notes will not be listed on any securities exchange. BMOCM may offer to purchase the notes in the secondary market, but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. • The notes could be accelerated upon the occurrence of a commodity hedging disruption event. • The notes will not be regulated by the Commodity Futures Trading Commission. • Prices of futures contracts are characterized by high and unpredictable volatility, which could lead to high and unpredictable volatility in the Reference Asset. • The notes do not offer direct exposure to commodity spot prices. • The prices of commodities are volatile and are affected by numerous factors, certain of which are specific to the commodity sector for each commodity. Selected Risk Considerations:

Cross-Asset Solutions BMO Capital Markets

Hypothetical Calculations for the Payment at Maturity:

Examples of the Hypothetical Payment at Maturity for a $1,000 Investment in the notes

The following table illustrates the hypothetical payments on a note at maturity. The hypothetical payments are based on a $1,000 investment in the note, a hypothetical Initial Level of 100.00, a hypothetical Upside Leverage Factor of 200.00%, the Maximum Return of 30.00%, the Maximum Redemption Amount of $1,300.00, a range of hypothetical Final Levels and the effect on the payment at maturity.

The hypothetical examples shown below are intended to help you understand the terms of the notes. The actual cash amount that you will receive at maturity will depend upon the Final Level of the Reference Asset.

These examples do not give effect to any U.S. federal tax payments or brokerage commissions that you may be required to pay in connection with your purchase of the notes.

Hypothetical Final Level	Hypothetical Final Level Expressed as a Percentage of the Initial Level	Hypothetical Payment at Maturity	Hypothetical Return on the Notes
200.00	200.00%	$1,300.00	30.00%
180.00	180.00%	$1,300.00	30.00%
160.00	160.00%	$1,300.00	30.00%
140.00	140.00%	$1,300.00	30.00%
120.00	120.00%	$1,300.00	30.00%
115.00	115.00%	$1,300.00	30.00%
110.00	110.00%	$1,200.00	20.00%
105.00	105.00%	$1,100.00	10.00%
100.00	100.00%	$1,000.00	0.00%
95.00	95.00%	$1,000.00	0.00%
90.00	90.00%	$1,000.00	0.00%
85.00	85.00%	$1,000.00	0.00%
80.00	80.00%	$1,000.00	0.00%
75.00	75.00%	$1,000.00	0.00%
0.00	0.00%	$1,000.00	0.00%

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Additional Information The notes will not constitute deposits insured by the U.S. Federal Deposit Insurance Corporation or under the Canada Deposit Ins urance Corporation or by any other U.S. or Canadian governmental agency or instrumentality. The notes will not be subject to conversion into our common shares or the common shares of any of our affiliates under subsec tio n 39.2(2.3) of the Canada Deposit Insurance Corporation Act. Neither the U.S. Securities and Exchange Commission (the “SEC”), nor any state securities commission, has reviewed or approve d t hese notes, nor or otherwise passed upon the accuracy of this document, to which it relates or the accompanying product supplement , p rospectus supplement, or prospectus. Any representation to the contrary is a criminal offense. The Issuer has filed a registration statement with the SEC for the offerings to which this communication relates. Before you in vest, you should read the prospectus in that registration statement and the other documents discussed below that the Issuer has filed w ith the SEC for more complete information about the Issuer and these offerings. You may obtain these documents free of charge by visiting th e S EC’s web site at http://www.sec.gov . Alternatively, the Issuer will arrange to send to you the prospectus (as supplemented by the prospectus supplement, product supplement, and preliminary pricing supplement to which this term sheet relates) if you request it by cal lin g its agent toll - free on 1 - 877 - 369 - 5412 or emailing investor.solutions@bmo.com . The information in this term sheet is qualified in its entirety by the more detailed explanations set forth elsewhere in the Iss uer’s preliminary pricing supplement dated November 30, 2023 and the accompanying product supplement, prospectus supplement, and prospectus. Unless the context provides otherwise, capitalized terms used in this term sheet but not defined shall have the meaning assigned to the m in the pricing supplement, product supplement, prospectus supplement, or prospectus, as applicable, to which this term sheet relates . Information about retrieving these documents can be found elsewhere in this term sheet. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website): • Preliminary Pricing Supplement dated November 30, 2023: • https://www.sec.gov/Archives/edgar/data/927971/000121465923015821/j1124231fwp.htm • Product Supplement dated July 7, 2023: https://www.sec.gov/Archives/edgar/data/927971/000121465923009316/o75236424b2.htm • Prospectus Supplement dated May 26, 2022 and Prospectus dated May 26, 2022: https://www.sec.gov/Archives/edgar/data/0000927971/000119312522160519/d269549d424b5.htm Our Central Index Key, or CIK, on the SEC website is 927971. As used in this terms sheet, the “Issuer,” “we,” “us” or “our” r efe rs to Bank of Montreal, but not its consolidated subsidiaries. This term sheet contains no description or discussion of the United States tax consequences of the acquisition, holding or di spo sition of the notes. We urge you to carefully read the section entitled “U.S. Federal Tax Information” in the accompanying pricing supplement, the section entitled “Supplemental Tax Considerations — Supplemental U.S. Federal Income Tax Considerations” in the accompanying product supplement, the section “United States Federal Income Taxation” in the accompanying prospectus and the section entitled “Cert ain Income Tax Consequences” in the accompanying prospectus supplement, in each case, to which this term sheet relates. You should consult your tax advisor about your own tax situation. 4